September 25, 2008
Aladdin Knowledge Systems Ltd. (“Aladdin”)
c/o Mr. Jacob (Yanki) Margalit, Chairman of the Board
35 Effal Street
Kiryat Arie, Petah Tikva 49511
Israel
Dear Members of the Board of Directors:
We are pleased that we have had amicable and productive discussions over the last two days, and that we have now agreed on a fair basis upon which to continue our discussions.
In order to facilitate these discussions, we understand that it will be beneficial to all parties for Jasmine to withdraw its request to call a shareholder meeting at this time. We are willing to take this step in accordance with the terms of this letter agreement, and I am writing to set forth our mutual understandings.
1.	EGM.
1.1.	Immediately following Aladdin’s execution of this letter agreement and a confidentiality agreement with Aladdin (the “Confidentiality Agreement”), Jasmine will withdraw the demand for an EGM that it submitted on August 28. Subject to continued compliance with both such agreements, Jasmine will refrain from submitting a new EGM demand until October 30, 2008 (the “Standstill Period”).

1.2.	Provided that Jasmine continues to hold at least 5% of the outstanding shares of Aladdin, Jasmine may submit a new demand for an EGM. If Jasmine submits such a new demand for an EGM at any time on or prior to November 6, 2008, Aladdin will issue a notice to convene such meeting no more than two days after the request is made (with the EGM to be held 35 days following the notice date). Any demand submitted by Jasmine after November 6, 2008 will be subject to the standard provisions of Israel’s Companies Law.
2.	Standstill by Aladdin. Other than in the ordinary course, Aladdin will not issue any new shares or other equity or convertible securities to any person during the Standstill Period, other than issuances pursuant to exercises of previously-issued employee options. During the Standstill Period, except as required by the fiduciary duties of Aladdin’s board of directors due to Aladdin’s financing needs, Aladdin will not solicit any proposals from third parties regarding an investment in or other acquisition of a minority equity interest in Aladdin, and will not provide any confidential information or take any other steps to facilitate any such investment or acquisition.

3.	Standstill by Jasmine. During the Standstill Period (or, if earlier, until the time at which the Jasmine is no longer obligated to refrain from submitting a new EGM demand pursuant to Section 1.1 hereof), neither Jasmine nor any of its affiliates shall, without the prior written consent of Aladdin, directly or indirectly, (i) offer, pledge, sell, assign, transfer or dispose of (collectively, “Transfer”) any of Aladdin’s shares, options, warrants or any other securities (“Securities”) or enter into any agreement or legally binding obligation with respect to a Transfer or negotiate the terms of a Transfer: (ii) purchase, contract to purchase, purchase any option or contract to purchase, or enter into any option or contract to purchase, any of the Securities or (iii) enter into any swap or other arrangement with respect to the Securities, whether any such transaction described in clause (i), (ii) or (iii) above is to be settled by delivery of Securities, in cash or otherwise.

We wish to take this opportunity to thank you again for reaching out to us and agreeing to cooperate with us, sharing our interest in the prosperity and success of Aladdin and trying to ensure maximum value to Aladdin’s shareholders.
Sincerely,

/s/ David Baylor

Jasmine Holdco LLC

We confirm our agreement to these terms:

/s/ Yanki Margalit	September 25, 2008

Aladdin Knowledge Systems Ltd.	Date